02038139

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Wisconsin Public Service Corporation
Exact Name of Registrant as Specified in Charter

0000107833
Registrant CIK Number

Form 11-K FOR 12-31-01
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

33-35050
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Green Bay, State of Wisconsin, this 14th day of May 2002.

Wisconsin Public Service Corporation
(Registrant)

By: Joseph P. O'Leary
Joseph P. O'Leary
Senior Vice President and Chief Financial Officer

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on May 14, 2002, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2001

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from _________________ to _________________

Commission File Number 33-35050

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Wisconsin Public Service Corporation
Employee Stock Ownership Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPS Resources Corporation
700 North Adams
P. O. Box 19001
Green Bay, WI 54307-9001

The Exhibit Index is on page 15 of the sequentially numbered pages.

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REQUIRED INFORMATION

The following financial statements and schedules of the Wisconsin Public Service Corporation Employee Stock Ownership Plan and Trust, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

Wisconsin Public Service Corporation
Employee Stock Ownership Plan

Financial Statements and Supplemental Schedules
As of December 31, 2001 and 2000
Together with Report of Independent Public Accountants

Wisconsin Public Service Corporation
Employee Stock Ownership Plan

Financial Statements and Supplemental Schedules
December 31, 2001 and 2000

Table of Contents

Report of Independent Public Accountants

To the Employee Benefits Administrator Committee:

We have audited the accompanying statements of net assets available for benefits of Wisconsin Public Service Corporation Employee Stock Ownership Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the three years ended December 31, 2001. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the three years ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
April 26, 2002

Wisconsin Public Service Corporation
Employee Stock Ownership Plan

Statements of Net Assets Available for Plan Benefits
As of December 31, 2001 and 2000

	2001	2000
Assets:		
Investment in Common Stock of WPS Resources Corporation, at Fair Market Value	$69,260,170	$68,797,397
Other Assets	2,482	108,735
Total Assets	69,262,652	68,906,132
Miscellaneous Liabilities	-	60,658
Net Assets Available for Plan Benefits	$69,262,652	$68,845,474

The accompanying notes to financial statements are an integral part of these statements.

Wisconsin Public Service Corporation
Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Plan Benefits
For the Three Years Ended December 31, 2001

		2000			1999		
	2001	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Additions:							
Employer Contributions	$4,359,784	$2,507,794	$ -	$2,507,794	$2,419,528	$205,907	$2,625,435
Dividend Income	3,995,597	3,691,281	189,167	3,880,448	3,358,993	537,694	3,896,687
Interest Income	573	13,804	1,483	15,287	20,903	4,480	25,383
Net Appreciation (Depreciation) in Fair Value of Investments	(268,879)	20,972,050	1,083,817	22,055,867	(16,883,872)	(2,722,076)	(19,605,948)
Total Additions	8,087,075	27,184,929	1,274,467	28,459,396	(11,084,448)	(1,973,995)	(13,058,443)
Deductions:							
Distributions to Participants	7,400,172	5,334,008	-	5,334,008	3,118,484	-	3,118,484
Dividend Distributions	269,725	-	-	-	-	-	-
Interest Expense	-	-	103,750	103,750	-	487,213	487,213
Total Deductions	7,669,897	5,334,008	103,750	5,437,758	3,118,484	487,213	3,605,697
Allocation of Common Stock	-	3,413,633	(3,413,633)	-	4,424,965	(4,424,965)	-
Net Transfer of Cash	-	(2,136,192)	2,136,192	-	(3,962,968)	3,962,968	-
Net Increase (Decrease)	417,178	23,128,362	(106,724)	23,021,638	(13,740,935)	(2,923,205)	(16,664,140)
Net Assets Available for Plan Benefits:							
Beginning of Year	68,845,474	45,717,112	106,724	45,823,836	59,458,047	3,029,929	62,487,976
End of Year	$69,262,652	$68,845,474	$ -	$68,845,474	$45,717,112	$108,724	$45,823,836

The accompanying notes to financial statements are an integral part of these statements.

7

Wisconsin Public Service Corporation
Employee Stock Ownership Plan

Notes to Financial Statements
December 31, 2001 and 2000

(1) Description of the Plan-

The following brief description of the Wisconsin Public Service Corporation Employee Stock Ownership Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document, as amended, for more complete information.

General-

Wisconsin Public Service Corporation (the "Company"), a wholly owned subsidiary of WPS Resources Corporation, established the Plan effective January 1, 1975 as an employee stock ownership plan. In 1988, the Plan was amended to allow the Plan to borrow for the purpose of purchasing additional company stock. The Plan is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (the "Code"), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Overall responsibility for administering the Plan rests with the plan administrative committee (the "Committee") which presently consists of Company officers. State Street Bank and Trust Company ("Trustee") is responsible for the management and control of the Plan's assets and has discretionary responsibility for the investment and management of such assets. Citistreet is the recordkeeper for the Plan and maintains the individual participant accounts.

The Plan purchased shares of Company common stock using the proceeds of bank borrowings and held the stock in a trust established under the Plan. The borrowings were repaid in June 2000 by fully deductible Company contributions to the trust fund and by dividends on unallocated shares of common stock. As the Plan made each payment of principal, an appropriate percentage of stock was allocated to eligible employees' accounts in accordance with applicable regulations under the Code.

At December 31, 2000, all borrowings had been repaid and all of the net assets of the Plan had been allocated to participants.

Eligibility-

Employees of WPS Resources and its participating subsidiaries are generally eligible to participate in the Plan except UPPCO Non-Admin employees and limited-term employees (unless limited-term employees work 1,000 hours and/or are participating in the Company's Employee Savings Plan.

Participant Accounts-

The Plan is a defined contribution plan under which separate individual accounts are established for each participant. At the end of each quarter, each participant's account is allocated their proportionate share of any change in fair market value since the preceding quarter. Fair market value is determined by the number of shares held and the closing price of the Company's stock for the coinciding day. Dividends issued may be reinvested into participant's account.

Vesting-

Participants are fully vested in their accounts.

Employer Contributions-

The Company contributions to the Plan reflect amounts included in the cost of service for rate setting purposes by the Public Service Commission of Wisconsin and Federal Energy Regulatory Commission.

During 2000 and 1999, the Company made certain contributions to the Plan on behalf of eligible employees based on eligible pay (up to 2% of participant's salary). Contributions are made directly to the allocated funds, whereby participants are immediately vested. Such contributions totaled approximately $1,934,000 and $1,470,000 for 2000 and 1999, respectively.

Effective January 1, 2001, the calculation of Company contributions for administrative and nonadministrative employees were separated. Company contributions to the Plan on behalf of eligible administrative employees are made in WPS Resources common stock with a value equal to a 100% match on the first 4% and a 50% match on the next 2% of eligible pay that each participant defers in to the Wisconsin Public Service Corporation Administrative Employees' Savings Plan. The total match is limited to a maximum of 5% of eligible pay. Such contributions totaled $3,570,046 for 2001. Company contributions to the Plan on behalf of eligible nonadministrative employees are based on 1% of participant's salary. Such contributions totaled $789,738 for 2001.

Payment of Benefits-

Benefits paid to participants represent the amount paid during the year to participants who elected to receive the distribution of their vested account balance. Nonadministrative participants may withdraw from their account shares that have been held at least seven years. Administrative participants may withdraw from their account shares that have been held prior to January 1, 2001 and for at least seven years. Shares received after January 1, 2001 may be withdrawn only upon termination or retirement.

Former employees may elect to receive distributions in the year following termination of employment, or may defer distribution until age 69. Participants who die, become disabled or retire are entitled to immediate distribution. To the extent provided for by a qualified domestic relations order, and as determined by the Administrator, a lump sum payment may be made to an alternate payee under such order. Fractional shares are paid in cash.

Dividend Payments-

Effective January 1, 2001, each eligible participant may elect for cash dividends declared and payable on stock that is allocated to the participant account, to be paid in cash directly to the participant or be reinvested in the participants account.

Voting Rights-

Each participant is entitled to exercise voting rights attributable to the shares allocated to his account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any share for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

Termination-

The Company reserves the right to terminate the Plan at any time, subject to plan provisions and applicable provisions of ERISA. If the Plan were to terminate, each participant's interest in the trust would be distributed to such participant or his beneficiary at the time prescribed by the Plan and the Code. Upon termination of the Plan, the Committee shall direct the Trustee to pay all liabilities and expenses of the trust fund and to sell unallocated shares to the extent such sale is necessary in order to repay any outstanding loans.

(2) Summary of Significant Accounting Policies-

Basis of Accounting-

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investments-

As of December 31, 2001 and 2000, investments in WPS Resources common stock are stated at fair market value based on the closing price reported by the New York Stock Exchange.

Operating Expenses-

All expenses of maintaining the Plan are paid by the Company, and thus are not reflected in the Plan's financial statements. Such expenses paid by the Company were $133,116, $140,925 and $63,611 for the plan years ended December 31, 2001, 2000 and 1999, respectively.

Use of Estimates-

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(3) Investment in Common Stock-

The Plan is primarily invested in shares of WPS Resources common stock. These shares are held in a bank-administered trust fund.

The fair market value and change in fair market value as of and during 2001, 2000 and 1999 are as follows:

	Number of Shares	Fair Value at December 31, 2001 ($36.5500 Per Share)	Net Depreciation in Fair Value of Investments for the Year Ended December 31, 2001
Fair Value of WPS Resources Corporation Common Stock:			
Allocated to Participant Accounts	1,894,943	$69,260,170	$(268,879)
	1,894,943	$69,260,170	$(268,879)

	Number of Shares	Fair Value at December 31, 2000 ($36.8125 Per Share)	Net Appreciation in Fair Value of Investments for the Year Ended December 31, 2000
Fair Value of WPS Resources Corporation Common Stock:			
Allocated to Participant Accounts	1,868,860	$68,797,397	$20,972,050
Held in Trust (Unallocated)	-	-	1,083,817
	1,868,860	$68,797,397	$22,055,867

	Number of Shares	Fair Value at December 31, 1999 ($25.1250 Per Share)	Net Depreciation in Fair Value of Investments for the Year Ended December 31, 1999
Fair Value of WPS Resources Corporation Common Stock:			
Allocated to Participant Accounts	1,819,273	$45,709,239	$(16,883,872)
Held in Trust (Unallocated)	92,729	2,329,817	(2,722,076)
	1,912,002	$48,039,056	$(19,605,948)

Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

The fair value of individual investments that represent 5% or more of the net assets as of December 31, are as follows:

	2001	2000
WPS Resources Corporation Common Stock	$69,260,170	$68,797,397

(4) Tax Status-

The Internal Revenue Service issued a determination letter dated March 21, 1995 stating that the Plan was in accordance with applicable plan design requirements as of that date. The plan has since filed for a new determination letter to reflect amendments to the plan. The plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with applicable requirements of the Code. Therefore, they believe that the Plan was qualified and that the related trust was tax-exempt as of the financial statement date.

Wisconsin Public Service Corporation
Employee Stock Ownership Plan

Schedule H: Line 4(i)--Schedule of Assets (Held at End of Year)
As of December 31, 2001

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
* WPS Resources Corporation	1,894,943 shares of common stock	$47,960,935	$69,260,170
State Street Short-Term Investment Fund	Short-term obligations and deposits	2,464	2,464

*Indicates a party-in-interest.

The accompanying notes to financial statements are an integral part of this schedule.

Wisconsin Public Service Corporation
Employee Stock Ownership Plan

Schedule H: Line 4(j)--Schedule of Reportable Transactions
For the Year Ended December 31, 2001

Identity of Party Involved	Description of Assets	Number of Purchases	Purchase Cost	Number of Sales	Sale Proceeds
*WPS Resources Corporation	Shares of common stock	41	$9,939,042	10	$8,943,515

* Indicates a party-in-interest.

The accompanying notes to financial statements are an integral part of this schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Wisconsin Public Service Corporation Employee Stock Ownership Plan and Trust has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of Green Bay and the State of Wisconsin this 14th day of May 2002.

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
PLAN ADMINISTRATOR

By: Joseph P. O'Leary
Joseph P. O'Leary

EXHIBIT INDEX

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

FORM 11-K

Exhibit No.	Exhibit	Page Number in Sequentially Numbered Form 11-K
23.1	Consent of Arthur Andersen LLP	
99.1	Statement Regarding Arthur Andersen LLP	

ANDERSEN

Exhibit 23.1

Consent of Independent Public Accountants

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into Wisconsin Public Service Corporation's previously filed Registration Statement File No. 33-35050.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
May 13, 2002

Exhibit 99.1

Statement Regarding Arthur Andersen, LLP

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Ladies and Gentlemen:

In a letter dated May 13, 2002, our independent public accountants, Arthur Andersen LLP ("Andersen"), represented to us that their audit of the financial statements of Wisconsin Public Service Corporation Employee Stock Ownership Plan and Trust as of December 31, 2001 and for the year then ended was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that their engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit, and availability of national office consultation and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of the audit.

Wisconsin Public Service Corporation

Joseph P. O'Leary
Senior Vice President and Chief Financial Officer

May 13, 2002